                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------
                                 SCHEDULE 13D
                                 ------------

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                         MORRISON KNUDSEN CORPORATION
                (FORMERLY WASHINGTON CONSTRUCTION GROUP, INC.)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   61844A109
                                (CUSIP Number)


                              William W. Chandler
                             CS First Boston, Inc.
                             Eleven Madison Avenue
                              New York, NY  10010
                               (212) 325-3498
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 22, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 61844A109                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CS First Boston, Inc.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-2853402
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,796,985
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,796,985
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,796,985
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 61844A109                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CS First Boston Securities Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2972600
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 61844A109                                      PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CS First Boston Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-5659485
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,796,985
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,796,985
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,796,985

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 61844A109              Schedule 13D                 Page 5 of 10 Pages
-------------------                                           ------------------


                        AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to the Schedule 13D filed by CS First Boston Securities Corporation ("CSFBSC") and CS First Boston, Inc. ("CSFBI") on November 1, 1996 (the "Schedule 13D"), relates to the common stock, $0.01 par value (the "Common Stock") of Morrison Knudsen Corporation, a Delaware corporation ("MKC"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

          This Amendment No. 1 reflects the disposition of the Nomura Proceeds pursuant to the Nomura Agreement. It also reflects the transfer in the ordinary course of business by CSFBSC to CS First Boston Corporation, a Delaware corporation ("CSFBC"), of the beneficial ownership of its remaining shares of Common Stock after the disposition of the Nomura Proceeds (the "CSFBSC Holdings").

          Unless this Amendment No. 1 otherwise indicates that an Item or a portion thereof is restated, the following amendments represent additions to the information previously reported.

ITEM 2.   IDENTITY AND BACKGROUND

The first paragraph of Item 2(a) is hereby amended, supplemented and restated as follows:

          (a) This Amendment No. 1 to Schedule 13D is being filed by (a) CSFBSC, a wholy-owned subsidiary of CSFBI, (b) CSFBC, as the beneficial owner of 2,796,985 shares of Common Stock, and (c) CSFBI, which may be deemed the beneficial owner of 2,796,985 shares of Common Stock by virtue of its ownership of 100 percent of the outstanding capital stock of CSFBC. CSFBSC, CSFBC and CSFBI are collectively referred to herein as the "Reporting Persons."

The second paragraph of Item 2(a) is hereby amended and supplemented as follows:

          The principal business of CSFBC is investment banking and registered broker-dealer activities.

Item 2(b) is hereby amended, supplemented and restated as follows:

          (b) The principal business address of each of CSFBSC, CSFBC and CSFBI is Eleven Madison Avenue, New York, New York 10010.

Item 2(c) and Item 2(f) are hereby amended and supplemented as follows:

          (c), (f) The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFBC is set forth on
Schedule II hereto, which Schedule is hereby incorporated herein by reference in its entirety.

Item 2(d) and Item 2(e) are hereby amended and supplemented as follows:

          (d)-(e) Neither CSFBC nor to the knowledge of the Reporting Persons any of its executive officers and directors listed on Schedule II hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 as reported in the Schedule 13D is hereby corrected as follows:

-------------------                                           ------------------
CUSIP No. 61844A109              Schedule 13D                 Page 6 of 10 Pages
-------------------                                           ------------------


          The Nomura Proceeds total 963,916 shares of Common Stock.

Item 3 is hereby amended and supplemented as follows:

          On November 26, 1996, in the ordinary course of business, CSFBSC transferred to CSFBC, both of which are wholly-owned subsidiaries of CSFBI, beneficial ownership of 2,797,785 shares of Common Stock, constituting the CSFBSC Holdings.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

          CSFBC obtained beneficial ownership of 2,797,785 shares of Common Stock in the manner described in Item 3 as amended and supplemented above. Except as described below, CSFBC has no plans or proposals that would result in
(1) the acquisition by any person of additional securities of MKC or the disposition of securities of MKC; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of MKC or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of MKC or any of its subsidiaries; (4) any change in the present board of directors or management of MKC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of MKC;
(5) any material change in the present capitalization or dividend policy of MKC;
(6) any other material change in the business or corporate structure of MKC; (7) changes in the charter, by-laws or instruments corresponding thereto of MKC, or other actions which may impede the acquisition of control of MKC by any person;
(8) any class of securities of MKC being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of MKC becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. CSFBC, however, reserves the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. CSFBC intends to review its investment in MKC on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting MKC, the general business and future prospects of MKC, other investment and business opportunities available to CSFBC, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in MKC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and Item 5(b) are hereby amended, supplemented and restated as follows:

          (a) As of the filing date, CSFBSC did not beneficially own any shares of Common Stock.

          As of the filing date, CSFBC beneficially owned 2,796,985 shares of Common Stock, which constitute 5.2% of the shares of Common Stock outstanding as reported in MKC's most recent current report containing such information.

          CSFBI, through its 100 percent ownership of the outstanding capital stock of CSFBC, may be deemed to beneficially own 2,796,985 shares of Common Stock, which constitute 5.2% of the shares of Common Stock outstanding as reported in MKC's most recent current report containing such information.

         (b) CSFBC, through its ownership of 2,796,985 shares of Common Stock, and CSFBI, through its ownership of 100 percent of the outstanding capital stock of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 2,796,985 shares of Common Stock.

Item 5(c) is hereby amended and supplemented as follows:

-------------------                                           ------------------
CUSIP No. 61844A109              Schedule 13D                 Page 7 of 10 Pages
-------------------                                           ------------------


          (c) On November 22, 1996, CSFBSC transferred beneficial ownership of 963,916 shares of Common Stock (which constitute the Nomura Proceeds) to Nomura pursuant to the Nomura Agreement, as further evidenced by an Assignment Agreement dated September 14, 1996 (the "Assignment Agreement"), a copy of which is attached hereto as Exhibit 4, and a related pricing letter dated November 22, 1996 (the "Pricing Letter"), a copy of which is attached hereto as Exhibit 5 (collectively, the "Agreement"). Under the terms of the Agreement, CSFBSC transferred the rights it received under the Plan as a result of purchases of debt owed by ARPC made pursuant to the Nomura Agreement, which rights included the Nomura Proceeds, 473,925 shares of the common stock, $0.01 par value, of MK Rail Corporation and 71,808 shares of the preferred stock, $0.01 par value, of MKC, for a net purchase price of $11,519,675.44.

          On November 26, 1996, in the ordinary course of business, CSFBSC transferred to CSFBC, both of which are wholly-owned subsidiaries of CSFBI, beneficial ownership of 2,797,785 shares of Common Stock, constituting the CSFBSC Holdings.

          Other than the transactions described above, since the filing of the
Schedule 13D, the Reporting Persons and/or their subsidiaries have bought and/or sold the following shares of Common Stock at the following prices, in each case in open-market transactions:

                                           Number of Shares
Date             CS First Boston Entity   Bought (B)/Sold (S)   Price Per Share
----             ----------------------   -------------------   ---------------
10/29/96                  CSFBC                 200(S)              $8.62

          The transaction by CSFBC was in connection with program trading in baskets of securities which include the Common Stock.

          Except as described above, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past sixty days. To the knowledge of the Reporting Persons, none of the executive officers or directors of CSFBI, CSFBSC or CSFBC listed in Schedule I to the Schedule 13D or Schedule II hereto has effected any transaction relating to the Common Stock since the filing of the Schedule 13D.

Item 5(e) is hereby amended, supplemented and restated as follows:

          (e) CSFBSC ceased to be a beneficial owner of more than five percent of the Common Stock on November 26, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

          Except as described in Item 6 of the Schedule 13D and Item 5(c) as amended and supplemented in this Amendment No. 1, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of MKC.

CUSIP No. 61844A109              Schedule 13D                 Page 8 of 10 Pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:



Exhibit No.    Description
----------     -----------

 4             The Assignment Agreement by and between CSFBSC and Nomura, dated
               September 14, 1996 (filed as Exhibit 4 to the Amendment No. 1 to the Schedule 13D of CSFBI, CSFBSC and CSFBC for the common stock, $0.01 par value, of MK Rail Corporation dated December 13, 1996 and incorporated herein by reference thereto).

 5             The Pricing Letter by and between CSFBSC and Nomura, dated
               November 22, 1996 (filed as Exhibit 5 to the Amendment No. 1 to the Schedule 13D of CSFBI, CSFBSC and CSFBC for the common stock, $0.01 par value, of MK Rail Corporation dated December 13, 1996 and incorporated herein by reference thereto).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 13, 1996

                                         CS FIRST BOSTON, INC.

                                         By:     /s/ Agnes F. Reicke
                                         Name:   Agnes F. Reicke
                                         Title:  Deputy General Counsel,
                                                 Director and Secretary

CUSIP No. 61844A109              Schedule 13D                 Page 9 of 10 Pages


The Schedule 13D is hereby amended and supplemented as follows:

                                  SCHEDULE II

               CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                             EXECUTIVE OFFICERS OF
                          CS FIRST BOSTON CORPORATION

          Except where indicated, each of the persons named below is a citizen of the United States of America. Unless otherwise indicated, for each person whose principal employment is with CSFBI or CSFBC, the principal business and address of such person's employer is described under Item 2 as amended, supplemented and restated above. None of the persons named below is a record owner of any Common Stock.

                                         Employment; Business Address;
                                         and Principal Business of
Name                                     Employer
----                                     -----------------------------

Directors
---------

John M. Hennessy                         CEO, Director and Chairman
(Chairman)                               of the Executive Board of
                                         CSFBI

Allen D. Wheat                           President, Chief Operating
(CEO and President)                      Officer, of CSFBI

Richard E. Thornburgh                    Chief Financial and Administrative
(Chief Administrative Officer)           Officer, of CSFBI


Executive Officers
------------------

John M. Hennessy                         CEO, Director and Chairman of the
(Chairman)                               Executive Board, of CSFBI

Allen D. Wheat                           President, Chief Operating Officer and
(CEO and President)                      Chairman of the Operating Committee,
                                         of CSFBI

Richard E. Thornburgh                    Chief Financial and Administrative
(Chief Administrative Officer)           Officer, of CSFBI

David C. Mulford                         Vice Chairman, Investment Banking, of
(Vice Chairman)                          CSFBI


CUSIP No. 61844A109              Schedule 13D                Page 10 of 10 Pages



William P. Bowden, Jr.                   Managing Director and General Counsel,
(General Counsel)                        of CSFBI

Agnes F. Reicke                          Deputy General Counsel, Director and
(Secretary)                              Secretary, of CSFBI
(Citizen of Switzerland)

Lori M. Russo                            Vice President and Assistant Secretary,
(Assistant Secretary)                    of CSFBI

Lewis H. Wirshba                         Managing Director and Treasurer, of
(Treasurer)                              CSFBI

Carlos Onis                              Managing Director and Controller, of
(Acting Chief Financial Officer and      CSFBI
Controller)

